VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

August 23, 2024

VIA EDGAR

Mr. Brian Szilagyi, CPA

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Separate Portfolios Trust (the “Registrant”)
(File Nos. 333-141111; 811-22025)

Dear Mr. Szilagyi:

This letter responds to comments provided via videoconference on July 26, 2024, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to a review of the Form N-CSR for the period ended May 31, 2023 filed on August 8, 2023 (SEC Accession No. 0001104659-23-088689) (the “N- CSR”) with respect to the Voya Funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”). Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the N-CSR.

1.Comment: The Staff requested that the Registrant add a footnote stating that the net investment income ratio to average net assets does not reflect the proportionate share of income of the underlying funds in which the Funds invest, as noted by the Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) 946-205-50-16.

Response: The Registrant confirms that the following footnote will be included in the “Financial

Highlights” for Funds that operate as a fund-of-funds on a prospective basis: “Net investment income (loss) is affected by the timing of the declaration of dividends by any of the underlying mutual funds or exchange-traded funds (“ETFs”) in which the Fund invests. Net investment income (loss) of any of the underlying mutual funds or ETFs is not included in the Fund’s net investment income (loss) ratio to average net assets.”

2.Comment: The Staff noted that the titles of individuals signing the certifications required by Rule 30a-2(a) under the Investment Company Act of 1940 attached as exhibits to the N-CSR (the “1940 Act Certifications”) do not specifically include the titles of “Principal Executive Officer” and “Principal Financial Officer”. The Staff requested that the Registrant confirm in correspondence that the individuals that signed the 1940 Act Certifications are the Principal Executive Officer and Principal Financial Officer of the Funds. The Staff requested that, going forward, the Registrant confirm that these titles will be included in the signed 1940 Act Certifications.

Response: The Registrant confirms that the individuals that signed the 1940 Act Certifications are acting in the capacity of the Principal Executive Officer and the Principal Financial Officer, as applicable. The Registrant confirms the requested titles will be included in 1940 Act Certifications filed as exhibits to Form N-CSR filings on a prospective basis.

3.Comment: The Staff requested that the Registrant disclose that it follows the accounting and reporting guidance of ASC 946, as set forth in ASC 946-10-50-1.

Mr. Brian Szilagyi, CPA

U.S. Securities and Exchange Commission

August 23, 2024

Page | 2

Response: The Registrant confirms that the requested disclosure will be included in “Significant Accounting Policies” for filings on Form N-CSR on a prospective basis.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Todd Modic at (480) 477- 2190, Jennifer Kasperkowiak at (480) 477-2171, Dorothy Roman at (480) 477-2669, or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward

Assistant Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Jessica Reece, Esq.

Ropes & Gray LLP

Jeremy Smith, Esq.

Ropes & Gray LLP

Mr. Brian Szilagyi, CPA

U.S. Securities and Exchange Commission

August 23, 2024

Page | 3

Appendix A

File #	Registrant Name	Series ID	Series Name
811-22025	Voya Separate Portfolios Trust	S000039451	Voya Target In-Retirement Fund
811-22025	Voya Separate Portfolios Trust	S000039453	Voya Target Retirement 2025 Fund
811-22025	Voya Separate Portfolios Trust	S000039454	Voya Target Retirement 2030 Fund
811-22025	Voya Separate Portfolios Trust	S000039455	Voya Target Retirement 2035 Fund
811-22025	Voya Separate Portfolios Trust	S000039456	Voya Target Retirement 2040 Fund
811-22025	Voya Separate Portfolios Trust	S000039457	Voya Target Retirement 2045 Fund
811-22025	Voya Separate Portfolios Trust	S000039458	Voya Target Retirement 2050 Fund
811-22025	Voya Separate Portfolios Trust	S000039459	Voya Target Retirement 2055 Fund
811-22025	Voya Separate Portfolios Trust	S000051229	Voya Target Retirement 2060 Fund
811-22025	Voya Separate Portfolios Trust	S000068488	Voya Target Retirement 2065 Fund